

Nathan Kivi · 3rd

Founder & CEO HotelierCo

Atlanta, Georgia · 500+ connections · **Contact info**

 **HotelierCo**

 **Cornell University**

Experience



Chief Executive Officer

HotelierCo

Aug 2017 – Present · 3 yrs 3 mos

Greater Atlanta Area

HotelierCo was founded in 2017 by Nathan Kivi.

As the premiere hotel crowdfunding company, HotelierCo allows anyone to become a hotel owner — not just wealthy, accredited investors.

Our executive team has over 100 years of experience in hotel funds management and hotel operation. Our legal counsel has been part of successful crowdfunding raises since the new Regulation A+ was issued by the Securities and Exchange Commission (SEC) in 201! **...see mor**



Chief Investment Officer, US

Salter Brothers

Aug 2016 – Present · 4 yrs 3 mos

Greater Atlanta Area



Chief Strategy Officer

Valor Hospitality Partners

Apr 2017 – Sep 2020 · 3 yrs 6 mos

Greater Atlanta Area

Valor Hospitality Partners is a full service hotel management, acquisition and development company offering an array of services including site selection, product selection, entitlements, financing solutions, conceptual design, construction and project management, procurement, technical services, pre-opening hospitality management and operations management.



Director, Global Corporate Finance, Acquisitions & Mergers

InterContinental Hotels Group (IHG)

Feb 2015 – Jun 2016 · 1 yr 5 mos

Atlanta, Georgia

Protecting the IHG interest in hotel assets which belong on the IHG balance sheet or provide performance guarantees.

Looking for opportunities to strengthen the IHG brand through strategic acquisitions ...**see mor**

Realtor

Goliath Properties

Jan 2013 – Jun 2015 · 2 yrs 6 mos

Las Vegas, Nevada Area

Acting as a buyer agent and salesperson for property in Nevada, United States.

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Education



Cornell University

Advanced Certification in Real Estate and Hotel Investment, Hotel Asset Management

2009 – 2010



University of Western Sydney

Master of Commerce, Property Development

2005 – 2008

Securities Institute of Australia

Graduate Diploma, Financial Planning

2001 – 2003

Show 1 more education ⌄



